UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of July 2015

001-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

As previously reported, on July 9, 2015, SciVac Therapeutics Inc., formerly Levon Resources Ltd. (the “Company”), announced the completion of its reverse takeover transaction (the “Transaction”), pursuant to which the Company acquired all of the issued and outstanding securities of SciVac Ltd., an Israeli corporation (“SciVac”), in exchange for 517,514,016 common shares of the Company (the “Common Shares”), resulting in the former SciVac securityholders holding 68.4% of the issued and outstanding Common Shares and the Company’s shareholders immediately prior to consummation of the Transaction controlling the remaining 31.6%. The Company’s shareholders immediately prior to the effective time of the Transaction received, in exchange for each common share of the Company then held, one Common Share, and 0.5 of a common share of Levon Resources Ltd., formerly 1027949 B.C. Ltd. The Company filed a Material Change Report (the “MCR”) on SEDAR in Canada, containing additional details of the Transaction. The MCR is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Additionally, the Company filed on SEDAR in Canada that certain License Agreement, dated June 2004, by and between Savient Pharmaceuticals, Inc. and SciGen, Ltd., together with the several amendments thereto (as amended, the “License”), relating to the intellectual property underlying Sci-B-Vac, the Company’s third generation hepatitis B vaccine. Pursuant to a series of assignments, the License is now between SciVac, as licensee, and Ferring International Center S.A., as licensor. A copy of the License, together with the amendments thereto, is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

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Exhibit Index

Exhibit No.	Description

99.1	Material Change Report

99.2	Ferring License Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: July 20, 2015	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Executive Officer

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